Exhibit 2.

June 14, 2005

Maple Industries and Associates

2nd Fl, Sanghvi Sadan

Goregaon, East

Mumbai 400063, India

This letter agreement represents the basis of the formation of a joint venture in India by Alpha ProTech Engineered Products, Inc. and Maple Industries and Associates.

1.  The joint venture is in the form of an India Incorporated Company under the name of Harmony Plastics Private Limited which is to be owned on a 50/50 basis by Alpha ProTech Engineered Products, Inc. and Maple Industries and Associates.

2.  Harmony Plastics Private Limited is to manufacture High Density Polyethylene / Polypropylene woven fabrics and tape for Alpha ProTech Engineered Products, Inc. but is also able to manufacture for any other company.

3.  The joint venture is to be financed as follows:

• Each company is to contribute $350,000US in the form of $58,000US Share Capital and $292,000US Share Premium for a combined total of $700,000US.

• Maple Industries and Associates is to arrange a bank loan of $1,650,000US totally guaranteed by them and not by Alpha ProTech Engineered Products, Inc. The bank loan is to be repaid monthly over a maximum of a six year term.  Earlier payments can be made without penalty. The lending bank will have first and exclusive charge over the present and future assets of Harmony Plastics Private Limited in accordance with India laws. Repayment of the term loan will take precedence over the advance repayment of Alpha ProTech i.e. loan from Alpha ProTech will be subordinated to the bank loan

4.  In addition Alpha ProTech Engineered Products, Inc. is to advance $1,000,000 for the purchase of material. This advance is non interest bearing and $500,000 is to be repaid monthly over a six year term commencing on the thirteenth month after the starting of supply by Harmony Plastics, the balance of $500,000 is to be paid in the seventh year. The said advance will supplement the Bank borrowings.

5.  Harmony Plastics Private Limited is to acquire an existing building of approximately 33,000 square feet and arrange to build another building of approximately 60,000 square feet for a combined total of 93,000 square feet at an approximate cost of $800,000US. Equipment and start up costs for both plants to cost approximately $2,250,000. In addition to the $1,000,000 advance which will help financing of project, the manufacturing of finished products and purchase of raw materials, the bank is prepared to provide a secured working capital loan. This loan is to be supported by the hypothecation of Harmony Plastics Private Limited assets, and the personal guarantee of two Managing Directors of Harmony Plastics Private Limited to be decided upon by Maple Industries and Associates.

6.  Alpha ProTech Engineered Products, Inc. will enjoy a competitive price based on the world price for polypropylene and high density resin.. These prices are to be CIF East Coast Port and are subject to market change every 6 months.

7.  There are to be four directors on the Board of Harmony Plastics Private Limited. Sheldon Hoffman and Lloyd Hoffman from Alpha ProTech Engineered Products, Inc., and two Directors to be decided upon by Maple Industries and Associates.

8.  Maple Industries and Associates are to select and provide the two Managing Directors who are to be paid a salary to be decided by the Board of Directors.

9.  Harmony Plastics Private Limited is expected to be an Export Oriented Unit (EOU) which means that it will not pay income taxes for 4 years except FBT (Fringe Benefit Tax) and will be exempt from Import and Export taxes.

10.  Harmony Plastics Private Limited will have an annual audited statement prepared by a licensed Chartered Accountant and will have a March 31st year end as all Companies are mandated in India. In addition quarterly statements will be provided on a timely basis.

11. If the Board of Directors is unable to come to a majority decision on any issues, the Managing Directors will be able to break the tie.

12.  In case of any dispute, jurisdiction will be as per India laws

The signing below by authorized personnel represents the acceptance of the above letter agreement.

Alpha ProTech Engineered Products, Inc.	Maple Industries and Associates

/s/ Sheldon Hoffman	/s/ S.N. Oswal
Sheldon Hoffman	S.N. Oswal

/s/ Lloyd Hoffman
Lloyd Hoffman

June 14, 2005	June 14, 2005
Dated	Dated